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                                   ENDORSEMENT

This Policy is amended by deleting the Interest Charge for the Loan Account provision and replacing it with the following:

Interest Charge for the Loan Account. Interest accrues and is payable each day at a rate of 8% a year in Policy Years 1-10, 7% a year in Policy Years 11-20, and 6.5% a year in Policy Years 21 and later. If, on any Policy Anniversary, any interest accrued since the last Policy Anniversary is not paid, then that interest is added to the Loan Account on that date.

Effective Date of This Endorsement. This is the Policy Date shown on page 3 of this Policy.

State Farm Life Insurance Company

/s/ Edward B. Rust Jr.
President

/s/ Laura P. Sullivan
Secretary